EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	October 7, 2004 at 8.15 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso has divested its plantation interest in Indonesia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has divested its majority shareholding in PT Finnantara Intiga, which owns the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., part of the Sinar Mas Group. The area in Finnantara planted for commercial use is approximately 35 000 hectares and the concession area 299 700 hectares. The book value of the plantation is USD 26 (EUR 21) million and the transaction will have a minor positive effect on Stora Enso’s results for the third quarter of 2004.

The decision to divest the interest in the Finnantara plantation is in line with the Group’s strategy of releasing capital in order to develop its core businesses. The strategic importance of the Finnantara plantation to Stora Enso has decreased since the decisions were taken to build the Veracel pulp mill in Brazil and to start establishing plantations in Guangxi in southern China. The Group will continue to ensure long-term access to the most competitive fibre from socially and environmentally sustainable sources.

The buyer is committed to maintaining and developing the sustainability of the plantation. One of the key motivations of the buyer is to secure wood procurement from socially and environmentally sound sources.

Following the divestment of Finnantara, Stora Enso owns plantations in Brazil, Portugal, China and Thailand. The book value of the plantations in Portugal, China and Thailand is EUR 78.4 million. The plantations in Brazil are owned by Veracel, which is an associated company for Stora Enso.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel